MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MERIDIAN • FUND INCORPORATED®

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Welcome to Meridian Fund

Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

We believe our Investment Philosophy is a wise way to invest.

Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

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In the News

Meridian Growth Fund covered in Louis Rukeyser's Mutual Funds "Prime Meridian" - *Louis Rukeyser's Mutual Funds June 2009*

Meridian Growth Fund ranked #6 in SmartMoney Magazine's "100 Best Time-Tested Funds" - *SmartMoney Magazine January 2009*

Meridian Value Fund ranked #2 in Forbes Magazine's Mutual Funds '09 "The Honor Roll" - *Forbes Magazine February 2009*

The 2008 Wall Street Transcript interview with James England

2008 Income and Capital Gain Distributions

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund's Rick Aster is profiled in Investor Relations Magazine's "Consistency King" - *IR Magazine September 2007*

Meridian Growth Fund included in Kiplinger's Mutual Funds 2007 Magazine's "15 funds we love" - *Kiplinger's Mutual Funds 2007 Magazine Spring 2007*

Meridian Growth Fund included in SmartMoney Magazine's "The 35 Best Mutual Funds" – *SmartMoney Magazine February 2007*

Meridian Growth Fund included in Money Magazine's "Money 70: The best mutual funds you can buy" – *Money Magazine January 2007*

Meridian Growth Fund included in Consumer Reports List of Top Funds – *Consumer Reports January 2007*

The 2006 Wall Street Transcript interview with Jamie England

Rick Aster added to Guru Hall of Fame list

The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New 'superstar portfolio' strategy – *MarketWatch September 11, 2006*

Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list — Money February 2006 Meridian Growth Fund included in Kiplinger’s TOP 15 Picks — Kiplinger’s Mutual Funds 2006 Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds — USA Today March 3, 2006 Lipper Ranks Meridian Value Fund Number One (© 2006 REUTERS. Click for Restrictions) Meridian Value Fund tops list in “SmartMoney Fund Screen/Long-Term Winners” More Articles Featuring Meridian Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN EQUITY INCOME FUND meridian growth fund versus s&p 500 Meridian Growth Fund is a annualized performance INCORPORATION diversified (Period ending March 31,20.09) mutual fund and began 1 year 5 years 10 years merdx operations on August 1, MERDX 1984 The primary 7.13% objective of the fund is prospectus/SAI to seek long-term growth of capital. Fund Advisor Meridian Growth invests primarily in growth 2.23% Financial Reports stocks’ Including those .7B% -[30]™ with small and medium sized market values. ToplOHrtdh,. Richard R Aste^ Jr has managed the fund since its inception. jncyeptjon Open an Account -24.19% Meridian Growth Fund ^ PreES “ covered in Louis Rukeyser’s Mutual Funds stFstu “Prime Meridian” — Louis -39.09% I Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Manazine’s Past performance is not predictive of future performance. The graph SmartMoney Magazine’s and tab|e do not reflect tne deduction Of taxes that a shareholder would “100 Best Time-Tested pay on fund distributions or the redemption of fund shares. Net asset Funds” - SmartMoney value, investment return and principal value will fluctuate, so shares, Manazine’s January 2009 when redeemed, may be worth more or less than their original cost. January 2009 current performance may be lower or higher than the performance data quoted. The 2007 Wall Street Transcript interview with ^or *ne most recent performance, please call our shareholder services Richard ASter at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.